SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

AMENDMENT NO. 5

SWIFT TRANSPORTATION CO., INC.
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

0870756103
________________________________________________________________________________
(CUSIP Number)

Jerry Moyes
2710 E. Old Tower Road
Phoenix, AZ 85034
Telephone: (602) 273-3770
Facsimile: (602) 275-3868
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Earl Scudder, Esq.
Scudder Law Firm P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

February 8, 2007
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF; AF; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [X]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 46,852 (1)
	8.	Shared Voting Power 20,258,064 (2)
	9.	Sole Dispositive Power 46,852 (1)
	10.	Shared Dispositive Power 20,258,064 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,304,916 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 27.0% (3) (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

(1)
Comprised of (i) 39,852 shares of common stock, $0.001 par value per share ("Common Stock"), of Swift Transportation Co., Inc. (the "Company") owned by Jerry Moyes individually, and (ii) 7,000 shares of Common Stock held in Jerry Moyes's individual retirement account.

(2)
Comprised of (i) 19,731,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees, (ii) 492,500 shares of Common Stock held by SME Industries, Inc., of which Jerry Moyes is the majority stockholder, and (iii) 33,750 shares of Common Stock held by VJM Investments, LLC, a limited liability company in which Jerry Moyes has a controlling interest.

(3)
Based on 75,087,143 shares of Common Stock outstanding as of December 31, 2006, as provided in the Agreement and Plan of Merger by and among Swift Transportation Co., Inc., Saint Corporation and Saint Acquisition Corporation, dated as of January 19, 2007 (the "Merger Agreement").

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vickie Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF; BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,731,814 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,731,814 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,731,814 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 26.3% (2) (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

(1)	Comprised of 19,731,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust Dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees.

(2)	Based on 75,087,143 shares of Common Stock outstanding as of December 31, 2006, as provided in the Merger Agreement.

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Jerry and Vickie Moyes Family Trust Dated 12/11/87
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF; AF; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 19,731,814 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 19,731,814 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,731,814 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 26.3% (2) (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

(1)	Comprised of 19,731,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust Dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees.

(2)	Based on 75,087,143 shares of Common Stock outstanding as of December 31, 2006, as provided in the Merger Agreement.

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Moyes Children's Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF; AF; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 8,995,832 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,995,832 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,995,832 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 12.0 (2) (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

(1)	Comprised of 8,995,832 shares of Common Stock held by the Moyes Children's Limited Partnership, of which Michael Moyes is the General Partner.

(2)	Based on 75,087,143 shares of Common Stock outstanding as of December 31, 2006, as provided in the Merger Agreement.

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF; AF; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 8,995,832 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,995,832 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,995,832 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 12.0 (2) (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

(1)	Comprised of 8,995,832 shares of Common Stock held by the Moyes Children's Limited Partnership, of which Michael Moyes is the General Partner.

(2)	Based on 75,087,143 shares of Common Stock outstanding as of December 31, 2006, as provided in the Merger Agreement.

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SME Industries, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF; AF; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 492,500 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 492,500 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 492,500 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 0.0(2) (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

(1)	Comprised of 492,500 shares of Common Stock held by the SME Industries, Inc., of which Jerry Moyes is the majority stockholder.

(2)	Based on 75,087,143 shares of Common Stock outstanding as of December 31, 2006, as provided in the Merger Agreement.

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VJM Investments, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF; AF; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 33,750 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 33,750 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,750 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 0.0(2) (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

(1)	Comprised of 33,750 shares of Common Stock held by VJM Investments, L.L.C., a limited liability company in which Jerry Moyes has a controlling interest.

(2)	Based on 75,087,143 shares of Common Stock outstanding as of December 31, 2006, as provided in the Merger Agreement.

This Amendment No. 5 to Schedule 13D ( this "Amendment") relating to the common stock, $.001 par value per share, of Swift Transportation Co., Inc. (the "Issuer"), amends and supplements the Schedule 13D filed on December 7, 2005, and as subsequently amended on October 11, 2006, November 6, 2006, November 17, 2006 and January 24, 2007 (the "Schedule 13D"). This Amendment is being filed by and on behalf of Jerry Moyes, Vickie Moyes, Michael Moyes, the Jerry and Vickie Moyes Family Trust dated 12/11/87, the Moyes Children's Limited Partnership, SME Industries, Inc. and VJM Investments, L.L.C. (together, the "Reporting Persons"). Except as provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

Item 3.	Source and Amount of Funds and Other Consideration.

Item 3 is amended and supplemented as follows:

On February 14, 2007, in connection with the transactions (the "Transactions") contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 19, 2007, by and among the Issuer, Saint Corporation, a Nevada corporation ("Parent"), and Saint Acquisition Corporation, a Nevada corporation ("MergerCo") and wholly owned subsidiary of Parent,  the Issuer filed a preliminary  proxy statement on Schedule 14A and the Issuer and certain other parties jointly  filed a  transaction  statement  on Schedule 13E-3.

On January 19, 2007, in connection with the Transactions, Parent entered into a First Lien and Second Lien Facilities Commitment Letter (the "Debt Commitment Letter") with Morgan Stanley Senior Funding, Inc. (the "Lender"), pursuant to which the Lender committed to provide, subject to certain conditions, up to $2.975 billion in debt financing ("Debt Financing") through a combination of term loan facilities and a revolving credit facility, to be used to fund the merger consideration under the Merger Agreement, pay fees and expenses, refinance existing corporate and personal debt, and for ongoing working capital and general corporate needs for the operation of the Issuer following the closing of the Transaction. On February 8, 2007, the Debt Commitment Letter was amended and restated to make conforming changes to the Merger Agreement and to add Wachovia Bank, N.A. and JP Morgan Chase Bank, N.A. as co-lenders under the Debt Financing (the "Amended and Restated Debt Commitment Letter"). This summary of the Amended and Restated Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Debt Commitment Letter, which is attached hereto as Exhibit 2 and incorporated by reference in its entirety into this Item 3.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Item 3 is incorporated by reference in its entirety into this Item 6.

Item 7.	Exhibits

Exhibit 1.      Joint Filing Agreement, dated February 14, 2007, by and among the Reporting Persons

Exhibit 2.      Amended and Restated Debt Commitment Letter, dated February 8, 2007, by and among Morgan Stanley Senior Funding, Inc., Wachovia Bank N.A., Wachovia Capital Markets LLC, JP Morgan Chase Bank, N.A., JP Morgan Securities Inc. and Parent

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

JERRY MOYES

/s/ Jerry Moyes

VICKIE MOYES

/s/ Vickie Moyes

MICHAEL MOYES

/s/ Michael Moyes

THE JERRY AND VICKIE MOYES FAMILY TRUST DATED 2/11/87

		By:	/s/ Jerry Moyes
		Name:	Jerry Moyes
		Title:	Co-Trustee

		By:	/s/ Vickie Moyes
		Name:	Vickie Moyes
		Title:	Co-Trustee

MOYES CHILDREN'S LIMITED PARTNERSHIP

		By:	/s/ Michael Moyes
		Name:	Michael Moyes
		Title:	General Partner

SME INDUSTRIES, INC.

		By:	/s/ Jerry Moyes
		Name:	Jerry Moyes
		Title:	Chairman

VJM INVESTMENTS, L.L.C.

		By:	/s/ Jerry Moyes
		Name:	Jerry Moyes
		Title:	Member
Date:	February 14, 2006

 Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Amendment No. 5 to Schedule 13D with respect to the Common Stock of Swift Transportation Co. Inc and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of February, 2007.

JERRY MOYES

/s/ Jerry Moyes

VICKIE MOYES

/s/ Vickie Moyes

MICHAEL MOYES

/s/ Michael Moyes

THE JERRY AND VICKIE MOYES FAMILY TRUST DATED 2/11/87

By:	/s/ Jerry Moyes
Name:	Jerry Moyes
Title:	Co-Trustee

By:	/s/ Vickie Moyes
Name:	Vickie Moyes
Title:	Co-Trustee

MOYES CHILDREN'S LIMITED PARTNERSHIP

By:	/s/ Michael Moyes
Name:	Michael Moyes
Title:	General Partner

SME INDUSTRIES, INC.

By:	/s/ Jerry Moyes
Name:	Jerry Moyes
Title:	Chairman

VJM INVESTMENTS, L.L.C.

By:	/s/ Jerry Moyes
Name:	Jerry Moyes
Title:	Member

Exhibit 2

Morgan Stanley Senior Funding, Inc. 1585 Broadway New York, New York 10036	Wachovia Bank National Association - and - Wachovia Capital Markets, LLC One Wachovia Center 301 South College Street Charlotte, NC 28288-0737	JP Morgan Chase Bank, N.A. - and - J.P. Morgan Securities Inc. 270 Park Avenue New York, NY 10017

CONFIDENTIAL

February 8, 2007

Mr. Jerry Moyes
- and -
Saint Corporation
c/o Swift Aviation
2710 E. Old Tower Road
Phoenix, Arizona 85034

Attention: Mr. Jerry Moyes

Project Bluetooth
Amended and Restated First Lien and Second Lien Facilities Commitment Letter

Dear Sirs:

Reference is made to the Commitment Letter, dated January 19, 2007 (the “Original Commitment Letter”), among each of you and Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”) relating to the proposed acquisition (the “Acquisition”) of all issued and outstanding capital stock of Swift Transportation Co., Inc., a Nevada corporation (the “Company”), other than any such capital stock owned by the Purchasers (defined below). Except as otherwise expressly provided herein, the Original Commitment Letter is hereby amended and restated in its entirety to read as set forth herein.

You have advised us that Saint Corporation (“Holdings” and, together with Mr. Moyes, “you”), a corporation controlled by Mr. Moyes, intends to consummate the Acquisition by way of a merger transaction between Saint Acquisition Corporation, a wholly-owned subsidiary of Holdings, and the Company (the “Merger”), with the Company being the surviving corporation of the Merger. The Acquisition, including the Merger, will be accomplished in a manner (and on a basis) consistent with the terms of the Agreement and Plan of Merger, dated January 19, 2007 (the “Merger Agreement”), among the Company, Holdings and Saint Acquisition Corporation.

The Acquisition, the Merger and all related transactions, including, without limitation, the credit extensions to be made under the Facilities (as defined below), the equity contributions pursuant to the Equity Contribution (as defined below), the Shareholder Loan (as defined below), the refinancing of certain indebtedness of the Company and its subsidiaries and the payment of related fees, costs and expenses are herein collectively referred to as the “Transaction”.

In connection with the Transaction, you have requested that Morgan Stanley, Wachovia Bank, N.A. (“Wachovia Bank”) and JP Morgan Chase Bank, N.A. (“JPMorgan Chase Bank” and, together

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with Morgan Stanley and Wachovia Bank, the “Initial Lenders”) (i) provide you, collectively financing commitments for the full amount of the Facilities described in this Commitment Letter (as defined below) and (ii) use commercially reasonable efforts to arrange a syndicate of Lenders (as defined below) for the Facilities.

For purposes of consummating the Transaction, and also for purposes of providing post-Acquisition financing for the ongoing working capital and general corporate needs of the Borrower (defined below) and its subsidiaries, you have informed us that the following financing will be required:

(a)     A senior secured first lien loan facility in an aggregate amount of $2,140,000,000 to be provided by the Initial Lenders and certain other financial institutions reasonably acceptable to you (the “First Lien Lenders”), which facility shall consist of (i) a $1,690,000,000 term b loan facility (the “Term Loan Facility”) and (ii) a $450,000,000 revolving credit facility (the “Revolving Credit Facility”, together with the Term Loan Facility, the “First Lien Facilities”) having substantially the terms set forth on Exhibit A hereto (such Exhibit, together with Exhibits B and C referred to below, being the “Term Sheets” and, together with this letter, this “Commitment Letter”).

(b)     A senior secured second lien loan facility in an aggregate amount of $835,000,000 (the “Second Lien Facility”, together with the First Lien Facilities, the “Facilities”) to be provided by the Initial Lenders and certain other financial institutions reasonably acceptable to you (the “Second Lien Lenders”, together with the First Lien Lenders, the “Lenders”), having substantially the terms set forth on Exhibit B hereto.

(c)     An equity contribution (the “Equity Contribution”) to be provided by Mr. Moyes and certain other investors previously identified to the Lead Arrangers (as defined below) (the “Purchasers”), which contribution will be in the form of (i) a “rollover” contribution of 100% of the common stock of the Company held directly or beneficially by the Purchasers (the “Rollover Equity Investment”, with those Purchasers participating in the Rollover Equity Investment being herein referred to as the “Rollover Purchasers”), and (ii) a contribution (the “IEL Equity Contribution”) of 100% of the issued and outstanding capital stock of Interstate Equipment Leasing, Inc. (“IEL”).

All Facilities will be made available to the Borrower. At all times at and prior to the Merger, the “Borrower” will be Saint Acquisition Corporation and, at all times from and after giving effect to the Merger (pursuant to a mutually satisfactory assignment and assumption agreement in respect of the Facilities (including in respect of the Shareholder Loan (defined below)) and the Loan Documentation (defined below)), the “Borrower” will be Swift Transportation Co., Inc., an Arizona corporation and a wholly-owned subsidiary of the Company (also sometimes referred to herein as “Swift Arizona”) and at the reasonable discretion of the Lead Arrangers, one or more Opco Subs (as defined in the Term Sheets).

Loans under the Term Loan Facility and the Second Lien Facility will be made available to the Borrower in a single borrowing (under each such facility) on the date the Merger is effected (the “Closing Date”).

Borrowings under the Term Loan Facility and the Second Lien Facility, together with cash proceeds, if any, received pursuant to the Equity Contribution, must be sufficient to consummate the Transaction, and such proceeds shall be used for that purpose; provided, that up to an aggregate amount of $560,000,000 of the proceeds borrowed under the Term Loan Facility and/or the Second Lien Facility may be used by the Borrower for purposes of making a loan (the “Shareholder Loan”) to the Rollover Purchasers, the proceeds of which will be used by the Rollover Purchasers to refinance certain debt of the
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Rollover Purchasers secured by the common stock of the Company that will be contributed pursuant to the Rollover Equity Investment. The Facilities and the Shareholder Loan will be secured by all capital stock of Holdings held by the Rollover Purchasers and will be recourse to such capital stock and Jerry Moyes, but otherwise shall not be recourse to the other Rollover Purchasers. Credit extensions under the Revolving Credit Facility shall not be available to finance the Transaction except, (i) letters of credit may be issued to backstop or replace outstanding letters of credit as may be required on the Closing Date as a result of the Acquisition and other transactions contemplated hereby and (ii) loans may be available to the extent agreed by the Lead Arrangers to fund fees and expenses on the Closing Date; provided that the Lead Arrangers shall permit availability under the Revolving Credit Facility to the extent funds are necessary to pay additional fees (or cover shortfalls resulting from loans made subject to “original issue discount”), in each case resulting from the exercise by the Lead Arrangers of “market flex” rights, if any, set forth in the fee letter, dated the date hereof, and delivered in connection herewith (the “Fee Letter”).

Morgan Stanley hereby commits on a several (and not joint or joint and several) basis to make, or to cause one or more of its affiliates to make, available to the Borrower 60% of the Facilities on a pro rata basis across all Facilities, Wachovia Bank hereby commits on a several (and not joint or joint and several) basis to make, or cause one or more of its affiliates to make, available to the Borrower 20% of the Facilities on a pro rata basis across all Facilities, and JPMorgan Chase Bank hereby commits on a several (and not joint or joint and several) basis to make, or cause one or more of its affiliates to make, available to the Borrower 20% of the Facilities on a pro rata basis across all Facilities, in each case upon the terms and conditions set forth herein and in the Term Sheets; provided that the availability of the Facilities on the Closing Date shall only be subject to satisfaction of those conditions set forth in Exhibit C hereto. You agree that Morgan Stanley, Wachovia Capital Markets, LLC (“Wachovia Securities”) and J.P. Morgan Securities Inc. (“JP Morgan Securities”) will act as exclusive joint lead arrangers and exclusive joint bookrunners in respect of each Facility (in such capacities, the “Lead Arrangers”; the Lead Arrangers, together with the Initial Lenders, being referred to herein as the “Commitment Parties”, “us”, “we” or “our”, as applicable). Morgan Stanley, Wachovia Securities and JP Morgan Securities will also act as co-syndication agents, and Morgan Stanley will act as exclusive documentation agent and administrative agent for each Facility (subject to reassignment of those roles as set forth below). It is understood that the Lead Arrangers shall be permitted, in consultation with you, to designate one or more Lenders as agents or co-agents (including documentation agent or syndication agent), as the case may be, with respect to any Facility in their sole discretion after consultation with you, but no other agents, co-agents or arrangers will be appointed, no other titles may be given, and no other compensation (other than as expressly set forth in the Term Sheets or as otherwise separately and expressly agreed between the parties hereto) will be paid without the prior written consent of the Lead Arrangers. Fees payable to any Lenders participating in any of the Facilities through any syndication by the Lead Arrangers (as provided herein) shall be payable solely from amounts to be separately negotiated between the parties hereto in the Fee Letter (defined below). It is further understood and agreed that Morgan Stanley will have “left” placement in all marketing materials and other documentation used in connection with the Facilities, and Wachovia Securities and Wachovia Bank will have placement immediately to the “right” of Morgan Stanley and immediately to the “left” of JPMorgan Chase Bank and JP Morgan Securities in all such marketing materials and other documentation used in connection with the Facilities. Each of the Lead Arrangers will receive “league table” or similar credit in their respective Lead Arranger capacities, except that (i) only Morgan Stanley and Wachovia Securities will be entitled to such credit in respect of any such “league table” (or equivalent) which permits no more than two Lead Arrangers to receive “league table” credit (or equivalent) for such roles, and (ii) only Morgan Stanley will be entitled to such credit in respect of any such “league table” (or equivalent) which permits no more than a single Lead Arranger to receive “league table” credit (or equivalent) for such role.

The Initial Lenders reserve the right, prior to or after execution of the definitive Loan Documentation (defined below) for the Facilities, to syndicate all or part of their respective commitments

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for the Facilities to one or more lending institutions, each consented to by you (such consent not to be unreasonably withheld, delayed or conditioned), that will become parties to such Loan Documentation; provided, however, that, subject to the condition that any institutions participating in the syndication will be subject to your consent (such consent not to be unreasonably withheld, delayed or conditioned), Morgan Stanley will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocation of the commitments among the Lenders and the amount and distribution of fees among the Lenders.  Until the general syndication of the Facilities has been completed, no Initial Lender may syndicate or assign all or any portion of its commitments with respect of the Facilities except pursuant to the syndication managed by Morgan Stanley. Without limiting the foregoing, commitments received from other Lenders during the syndication process will reduce the commitments of the Initial Lenders on a pro rata basis, except that no portion of the respective Revolving Credit Facility commitments of either Wachovia Bank or JP Morgan Chase Bank shall be syndicated or assigned pursuant to the syndication process until Morgan Stanley’s Revolving Credit Facility commitment has been syndicated and reduced to $90,000,000, after which time all Revolving Credit Facility commitments of the Initial Lenders shall be syndicated and reduced on a pro rata basis. The commitments of each Initial Lender hereunder shall be reduced if and only to the extent that (i) commitments are received from other lending institutions consented to by you (such consent not to be unreasonably withheld, delayed or conditioned), and (ii) such commitments are in fact funded by such other lending institutions on the Closing Date. In the event all or part of the Facilities are syndicated, commercially reasonable efforts will be used to arrange a syndicate of other financial institutions identified by Morgan Stanley and the other Lead Arrangers and consented to by you (such consent not to be unreasonably withheld, delayed or conditioned) that will participate in the Facilities, and you agree actively to assist Morgan Stanley in achieving a syndication that is satisfactory to it and the other Lead Arrangers; provided, however, that achieving such syndication shall not be a condition to the funding of any of the Facilities or to any obligation or commitment of any Initial Lender hereunder. Such syndication may be accomplished by a variety of means, including direct contact during the syndication process among (i) you, (ii) representatives, senior management and advisors of Holdings, Swift Arizona, IEL and the Company and (iii) the proposed syndicate members. To assist Morgan Stanley in its syndication efforts, you hereby agree (x) to provide and cause your advisors and Holdings’ advisors to provide Morgan Stanley, the other Lead Arrangers and the other syndicate members upon request with all information reasonably deemed necessary by Morgan Stanley to complete the syndication of the Facilities, including but not limited to information and evaluations prepared by you and your advisors or on your behalf relating to the Transactions and the business of Holdings, the Company, Swift Arizona, IEL and their respective subsidiaries, (y) to assist Morgan Stanley upon request in the preparation of an Information Memorandum to be used in connection with the syndication of the Facilities, and (z) at reasonable times and with reasonable notice, to make yourself available, as well as senior officers and representatives of Holdings, IEL, Swift Arizona and the Company, in each case from time to time, and to attend and make presentations regarding the business and prospects of Holdings, the Company, Swift Arizona and IEL at a meeting or meetings of prospective lenders. You also agree to use commercially reasonable efforts to ensure that any syndication efforts contemplated hereunder benefit materially from the lending relationships of the Company and its subsidiaries.

At least 35 days prior to the Closing Date and at least five business days prior to our commencement of the syndication of the Facilities, you will meet with us, Standard & Poor’s Rating Services (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”) and make prepared presentations to S&P and Moody’s for the purpose of obtaining ratings on the Facilities, which ratings will give pro forma effect to the Acquisition and the financing contemplated hereby, and you will use commercially reasonable efforts to obtain such ratings at least 20 days prior to the Closing Date. You will also afford the Lead Arrangers a period of at least 20 consecutive days following the launch of the general syndication of the Facilities to syndicate the Facilities. In addition, you agree that no financing for the

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Borrower, the Company, Swift Arizona, IEL or any of their respective subsidiaries or affiliates (other than the Facilities) shall be syndicated, privately placed or publicly offered to the extent that we reasonably determine that such financing is reasonably likely to have an adverse effect on the syndication of the Facilities; provided, however, that the foregoing shall not prohibit the Company or any of its subsidiaries from engaging in ordinary course equipment financing and leasing.

You hereby represent and warrant that (i) to the best of your knowledge all written information, other than Projections (as defined below), which has been or is hereafter made available to any Commitment Party or any of its affiliates or representatives or to any Lender or any potential lender by or on your behalf or by or on behalf of Holdings, the Purchasers, IEL, the Company, Swift Arizona or any of your or their respective representatives, advisors or affiliates in connection with the Transaction (the “Information”) has been reviewed and analyzed by you, in connection with the performance of the due diligence conducted by you or on your behalf and is, or in the case of Information made available after the date hereof, will be, when taken as a whole, complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact known to you and necessary to make the statements contained therein, in light of the circumstances under which such statements were or are made, not materially misleading, and (ii) all written financial projections concerning the Company or IEL and their respective subsidiaries that have been or will be prepared by you or Holdings or on your behalf or Holdings’ behalf or by any of your respective representatives and that have been or are hereafter made available to the Lenders by you or Holdings or on your behalf or Holdings’ behalf or by your respective representatives, advisors or affiliates in connection with the Transaction (the “Projections”) have been or, in the case of Projections made available after the date hereof, will be prepared in good faith based upon reasonable assumptions, it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond your control, and that no assurance can be given that any particular projections may be realized. In issuing the commitments hereunder, the Commitment Parties are relying on the accuracy of the Information and Projections without independent verification thereof. The representations and covenants contained in this paragraph shall remain effective until definitive documentation with respect to (A) the First Lien Facilities (the “First Lien Loan Documentation”) and (B) the Second Lien Facility (the “Second Lien Loan Documentation” and, together with the First Lien Loan Documentation, the “Loan Documentation”) are executed and delivered and, thereafter, the disclosure representations contained herein shall be terminated and of no further force and effect. If you become aware that the representations contained in this paragraph are incorrect or become incorrect in any material respect, or otherwise at the reasonable request of the Lead Arrangers, you agree to supplement the Information and the Projections from time to time so that the representations contained in this paragraph are updated so as to be true and correct in all material respects. You agree to continue to provide, make available or cause to be provided or made available to the Lenders all of the information received by you or on your behalf or of which you become aware that is related to or that affects in any material respect the Borrower, the Company, IEL or any of their respective subsidiaries or any aspect of the Transaction.

To induce the Commitment Parties to issue this Commitment Letter, you hereby agree that all out-of-pocket fees, costs and expenses (including reasonable fees and expenses of one counsel (in addition to one local counsel in each relevant jurisdiction) and those consultants which have been retained in consultation with you) of the Commitment Parties and their respective affiliates arising in connection with this Commitment Letter (and their respective due diligence and syndication efforts in connection herewith) and in connection with the Facilities and the other transactions described herein shall be for your account, whether or not the Acquisition is consummated, the Facilities are made available or definitive documents are executed. In addition, you hereby agree to pay (or cause the Borrower to pay), without duplication, when and as due any other fees which you have otherwise expressly agreed to pay in connection herewith. You further agree to indemnify and hold harmless each of the Lenders (including, in any event, each Commitment Party) and each director, officer, employee, agent and affiliate thereof,

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and each other person controlling any of the foregoing within the meaning of either Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended (each an “Indemnified Person”) from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve any such Indemnified Person as a result of or arising out of or in any way related to or resulting from this Commitment Letter or any other agreement related to the Transaction between the parties hereto, the Transaction or the extension or syndication of the Facilities contemplated by this Commitment Letter, or in any way arising from any use or intended use of this Commitment Letter or any other agreement related to the Transaction between the parties hereto, or the proceeds of the Facilities contemplated by this Commitment Letter, and you agree to reimburse each Indemnified Person upon demand for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not any Commitment Party or any such other Indemnified Person is a party to any action or proceeding out of which any such expenses arise) (collectively, an “Action”); provided, however, that you shall not have any obligation to indemnify any Indemnified Person against any loss, claim, damage, expense or liability to the extent arising solely out of the gross negligence, bad faith or willful misconduct of such Indemnified Person.

Neither you nor the Borrower will, without the prior written consent of the Lead Arrangers, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination includes a full and unconditional release of each Indemnified Person from any liabilities arising out of such action, claim, suit or proceeding.

All your reimbursement and indemnification obligations set forth herein, including the provisions of the immediately preceding three paragraphs, shall survive any termination of this Commitment Letter.

Each Commitment Party reserves the right to employ the services of its affiliates in providing services contemplated by this Commitment Letter and to allocate, in whole or in part, to such affiliates certain fees payable to such Commitment Party in such manner as such Commitment Party and such affiliates may agree in their sole discretion. You acknowledge that each Commitment Party may share with any of its affiliates, and such affiliates may share with such Commitment Party, any information related to the Transaction, you, the Purchasers, the Borrower, the Company, IEL any of their respective subsidiaries, businesses, assets or liabilities, or any of the matters contemplated hereby in connection with the Transaction.

You understand and acknowledge that any Commitment Party or any of its affiliates may be providing debt financing, equity capital or other services (including, without limitation, financial advisory services) to other companies that may have interests which conflict with yours regarding the Acquisition and otherwise. Neither any Commitment Party nor its affiliates shall use confidential information obtained from you, Holdings, the Company, Swift Arizona or IEL (or on your behalf or on behalf of Holdings, the Company, Swift Arizona or IEL) in connection with the performance by such Commitment Party or its affiliates of services for other persons or companies or for any purpose unrelated to the financing of the Transaction, and neither any Commitment Party nor its affiliates will furnish any such confidential information to other persons or companies. You acknowledge that no Commitment Party nor any of its affiliates have any obligation to use, in connection with the Acquisition or otherwise, or to furnish to you, confidential information obtained from other persons or companies. It is further agreed that so long as the commitments of the Commitment Parties hereunder are outstanding, no Commitment Party, nor any of its affiliates will act as financial advisor to any third party in connection with such third

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party's acquisition of the Company, Swift Arizona or any substantial portion of the assets of the Company or Swift Arizona.

You further acknowledge and agree that (i) no fiduciary, advisory or agency relationship between you and any Commitment Party has been created solely as a result of this Commitment Letter or any other agreement relating to the Transaction between the parties hereto in respect of any of the transactions contemplated herein, irrespective of whether we and/or any of our respective affiliates have advised or are advising you on other matters, (ii) each Commitment Party, on the one hand, and you, on the other hand, have an arms-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on the part of any Commitment Party, (iii) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (iv) you have been advised that each Commitment Party and its respective affiliates are engaged in a broad range of transactions that may involve interests that differ from your interests and that no Commitment Party has any obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship, and (v) you waive, to the fullest extent permitted by law, any claims you may have against any Commitment Party for breach of fiduciary duty or alleged breach of fiduciary duty and agree that no Commitment Party shall have any liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors. Notwithstanding the foregoing, no provision set forth in this Commitment Letter or the other Commitment Documents (as defined below) shall in any way limit or modify the respective rights and obligations of you and Morgan Stanley Co. Incorporated arising under that certain engagement letter concerning Project Bluetooth dated June 8, 2006 (the “Investment Banking Letter”).

You acknowledge that affiliates of each Commitment Party engage in securities trading and brokerage activities and provide investment banking and other financial services. In the ordinary course of business, such affiliates may provide investment banking and other financial services to, and/or acquire, hold or sell, for their own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of, the Borrower, the Company, IEL and other companies with which the Borrower, the Company or IEL, as the case may be, may have commercial or other relationships. With respect to any securities and/or financial instruments so held by such affiliates or customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

This Commitment Letter and the Term Sheets (collectively referred to as the “Commitment Documents”) are delivered to you with the understanding that no Commitment Document, nor the substance hereof or thereof, shall be disclosed to any third party (including, without limitation, other lenders, arrangers, underwriters, placement agents, or advisors or any similar persons), without our prior written consent, except (i) to your officers, employees, agents, representatives and legal and financial advisors who are directly involved in the consideration of the Acquisition (and then only on a confidential and need to know basis), (ii) as required by law or any court or governmental agency (provided, that you agree to promptly inform us following any such permitted disclosure) and (iii) to officers, directors, advisors and other representatives of the Company for purposes of evaluating your offer with respect to the Acquisition.

This Commitment Letter is delivered to you solely for your benefit and may not be relied upon by any other person or entity, and nothing in the Commitment Documents is intended to confer any rights upon, nor do the Commitment Documents create third-party beneficiary status in favor of, any other person or entity as to our commitments hereunder nor are the Commitment Documents assignable by you. You acknowledge that no fiduciary duty exists on our part owing to you or any other person or entity as a result of our delivery of the Commitment Documents and no other person shall have any other legal or

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equitable right, remedy or claim hereunder. This Commitment Letter may not be amended or modified, and no waiver will be effective, except by a writing duly executed by the parties hereto.

We hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), each of us and each other Lender is required to obtain, verify and record information that identifies the Borrower, which information includes the name, address, tax identification number and other information regarding the Borrower that will allow us or such Lender to identify the Borrower in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to each of us and each Lender. In addition, it is a condition to our commitments hereunder that we receive, at least five business days prior to the Closing Date, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act.

The Commitment Documents constitute the entire understanding among the parties hereto with respect to the subject matter hereof and thereof and supersede any prior agreements, written or oral, with respect hereto or thereto. The parties irrevocably and unconditionally submit to the non-exclusive jurisdiction of any New York state or federal court (in each case) sitting in the County of New York over any suit, action or proceeding arising out of or relating to the Commitment Documents. Service of any process, summons, notice or document in any suit, action or proceeding may be made by registered mail addressed to you or us, as appropriate, and you waive any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you are or may be subject, by suit upon judgment. EACH COMMITMENT DOCUMENT SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING, WITHOUT LIMITATION, FOR SUCH PURPOSE SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK). EACH OF THE UNDERSIGNED PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF OR IN CONNECTION WITH, ANY COMMITMENT DOCUMENT, AND ANY OTHER COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY OF THE UNDERSIGNED PARTIES IN CONNECTION WITH ANY COMMITMENT DOCUMENT. IN NO EVENT SHALL ANY PARTY TO THIS COMMITMENT LETTER BE LIABLE FOR CONSEQUENTIAL, SPECIAL, INDIRECT OR PUNITIVE DAMAGES IN CONNECTION WITH THE TRANSACTION OR ANY FINANCING TRANSACTION, OR WITH OUR DELIVERY OF THE COMMITMENT DOCUMENTS.

If the Commitment Documents are not accepted by you as provided in the immediately succeeding paragraph, you are to immediately return the Commitment Documents (and any copies thereof) to the undersigned. Please confirm that the foregoing is in accordance with your understanding by signing and returning to us an executed duplicate of the Commitment Documents. Each Commitment Document may be executed in any number of counterparts, and by the different parties hereto on separate counterparts, each of which counterpart shall be an original, but all of which shall together constitute one and the same instrument. Delivery of an executed counterpart of each Commitment Document by telecopier shall be effective as delivery of a manually executed counterpart of such Commitment Document.

For the avoidance of doubt, Mr. Moyes and Saint Corporation each agree that all their respective obligations, agreements and undertakings hereunder (including all indemnity and reimbursement

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obligations), and all representations and warranties made by each of them hereunder, are made or undertaken, as the case may be, on a joint and several basis by each of Mr. Moyes and Saint Corporation, unless otherwise expressly provided herein.

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This commitment will expire at 5:00 p.m. New York City time on February 8, 2007 unless it and the Fee Letter are accepted by you prior to such time and, if accepted prior to such time, shall expire at the earliest of (i) execution and delivery of definitive Loan Documentation for the Facilities (except as otherwise expressly provided in such Loan Documentation) or the consummation of another transaction or series of transactions in which Holdings or any of its affiliates acquires, directly or indirectly, all or substantially all of the stock or assets of the Company (other than stock of the Company held by Jerry Moyes and his family and affiliates as of the date hereof), (ii) 5:00 p.m. New York City time on September 30, 2007 if the Closing Date shall not have occurred by such time and (iii) your decision not to proceed with the Acquisition.

Very truly yours,

MORGAN STANLEY SENIOR FUNDING, INC.

By:
Name:
Title:

WACHOVIA BANK NATIONAL ASSOCIATION

By:
Name:
Title:

WACHOVIA CAPITAL MARKETS, LLC

By:
Name:
Title:

JP MORGAN CHASE BANK, N.A.

By:
Name:
Title:

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J.P. MORGAN SECURITIES INC.

By:
Name:
Title:

Agreed to and Accepted:

JERRY MOYES

By:

SAINT CORPORATION

By:
Name:
Title:

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EXHIBIT A

SUMMARY OF CERTAIN TERMS AND CONDITIONS
FOR THE FIRST LIEN FACILITIES*

I. The Parties

Borrower:
Initially, Saint Acquisition Corporation, a wholly-owned subsidiary of Saint Corporation (“Holdings”), which will merge (the “Merger”) with Swift Transportation Co., Inc., a Nevada corporation (the “Company”), with the Company being the surviving corporation of the Merger. Immediately upon giving effect to the Merger, the Facilities (defined below) and all rights and obligations of the Company under the Loan Documentation (as defined in the Commitment Letter) relating to the Facilities (including any rights or obligations under the Shareholder Loans) shall be assigned to and assumed by Swift Transportation Co., Inc., an Arizona corporation and a wholly-owned subsidiary of the Company (“Swift Arizona”). Immediately upon giving effect to such assignment and assumption, Swift Arizona and, at the reasonable discretion of the Lead Arrangers, one or more Opco Subs (as defined below) shall thereafter at all times be the “Borrower”.

Joint Lead Arrangers and Joint Bookrunners:	Morgan Stanley, Wachovia Securities and JP Morgan Securities (the “Lead Arrangers”).

Co-Syndication Agents:	Morgan Stanley, Wachovia Securities and JP Morgan Securities.

Documentation Agent:	Morgan Stanley.

Administrative Agent:	Morgan Stanley.

Lenders:
Morgan Stanley, Wachovia Bank, JPMorgan Chase Bank and a syndicate of financial institutions and institutional lenders arranged by the Lead Arrangers in consultation with the Borrower (the “First Lien Lenders”).

Guarantors:
All obligations under the First Lien Facilities shall be unconditionally guaranteed by Holdings and each of its direct and indirect wholly-owned subsidiaries on a senior secured basis; provided, that non-U.S. subsidiaries shall only be required to deliver guarantees to the extent it would not result in material increased tax liabilities for Holdings and its subsidiaries on a consolidated basis (Holdings and all of such subsidiaries being, collectively, the “Guarantors”), subject to customary exceptions and exclusions and release mechanics for transactions of this type; and provided further, that any direct or indirect subsidiary of Holdings that is a special purpose entity engaged in Securitization Transactions (as defined below) shall not be a Guarantor.

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*          Capitalized terms used herein and not defined herein shall have the meanings provided in the commitment letter (the “Commitment Letter”) to which this summary is attached.  This Term Sheet is intended as an outline only and, except as otherwise specifically set forth herein, does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in the definitive documentation for the Facilities.

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“Securitization Transactions” shall mean any transfer by Holdings or any subsidiary of Holdings of receivables or interests therein (i) to a trust, partnership, corporation or other entity, which transfer is funded in whole or in part, directly or indirectly, by the incurrence or issuance by the transferee or any successor transferee of indebtedness or other securities that are to receive payments from, or that represent interests in, the cash flow derived from such receivables or interests in receivables, or (ii) directly to one or more investors or other purchasers. All proceeds received as a result of a Securitization Transaction shall require a mandatory prepayment, on a dollar-for-dollar basis, to prepay outstanding amounts under the Facilities.

II. Description of First Lien Facilities

General Description of First Lien Facilities:
A maximum amount of $2,140,000,000 in senior, first-priority secured financing to be provided to the Borrower pursuant to a term b loan facility (the “Term Loan Facility”) and a revolving credit facility (the “Revolving Credit Facility”) which will include a letter of credit subfacility. The Term Loan Facility and the Revolving Credit Facility are collectively referred to herein as the “First Lien Facilities”. Loans made under the First Lien Facilities are herein collectively referred to as “Loans”, with Loans under the Term Loan Facility being herein referred to as “Term Loans”, Loans under the Revolving Credit Facility being herein referred to as “Revolving Loans” and letters of credit issued under the Revolving Credit Facility being herein referred to as “Letters of Credit”. Exhibit B sets forth a summary of certain terms and conditions of a senior, second-priority secured financing facility to be provided to the Borrower (the “Second Lien Facility” and, together with the First Lien Facilities, the “Facilities”).

A. Term Loan Merger Facility

Term Loan Merger Facility Commitment Amount:	$1,690,000,000.

Maturity and Amortization:
The final maturity of the Term Loan Facility shall be the seventh anniversary of the Closing Date (as defined below) (“Term Loan Maturity Date”). The Term Loans shall be repaid during the final year prior to the Term Loan Maturity Date in equal quarterly amounts, subject to amortization of approximately 1% per year prior to such final year.

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Use of Proceeds:
Proceeds of the Term Loans, together with proceeds from the Second Lien Facility, shall be used to finance, in part, the Transaction, including the Acquisition. Up to $560,000,000 of the proceeds borrowed under the Term Loan Facility and/or the Second Lien Facility may be used by the Borrower for purposes of making a loan (the “Shareholder Loan”) to the Purchasers, the proceeds of which will be used by the Purchasers for purposes of refinancing certain debt of the Purchasers. The Shareholder Loan (together with the Facilities) will be secured by all capital stock of Holdings held by the Purchaser and will be recourse to such capital stock and Jerry Moyes, but shall not be recourse to the other Purchasers.

Availability:	Term Loans may only be borrowed on the Closing Date. No amount of Term Loans once repaid may be reborrowed.

B. Revolving Credit Facility

Revolving Credit Facility:
Pursuant to the Revolving Credit Facility, Revolving Loans may be borrowed, prepaid and reborrowed by the Borrower from time to time prior to the Revolving Loan Commitment Termination Date (as set forth below). The Revolving Credit Facility will also contain a sub-facility for the issuance of letters of credit in an amount up to $325,000,000.

Revolving Credit Facility Commitment Amount:	$450,000,000.

Maturity:
The final maturity date for the Revolving Credit Facility (the “Revolving Loan Commitment Termination Date”) shall be the fifth anniversary of the Closing Date (defined below). Revolving Loans shall be repaid in full on such final maturity date, and all Letters of Credit issued under the Revolving Credit Facility shall terminate prior to such date.

Use of Proceeds:
Extensions of credit under the Revolving Credit Facility shall be available on the Closing Date (i) to issue Letters of Credit to backstop or replace outstanding letters of credit as may be required as a result of the Merger and related transactions contemplated hereby and (ii) to the extent agreed by the Lead Arrangers, to fund fees and expenses. Proceeds of Revolving Loans may not otherwise be used to fund the Transaction. After the Closing Date, proceeds of the Revolving Loans may be used solely for the Borrower’s and its subsidiaries’ working capital requirements and other general corporate purposes, including permitted acquisitions.

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III. Terms Applicable to the First Lien Facilities

Closing Date:	The date of the initial credit extension under the First Lien Facilities, which date shall occur on or before the date that is 120 days after the date of this letter.

Security:
The Borrower and each Guarantor shall grant the Administrative Agent and the First Lien Lenders a valid and perfected first priority (subject to customary exceptions to be set forth in the First Lien Loan Documentation (defined below)) lien and security interest in all of the following:

(a)   All shares of capital stock of (or other ownership interests in) and intercompany debt of Holdings and all subsidiaries of Holdings and each present and future direct and indirect subsidiary of Holdings; provided, that no more than 66⅔% of the equity interests of non-U.S. subsidiaries of Holdings will be required to be pledged as security if the pledge of a greater percentage would result in material increased tax liabilities for Holdings and its subsidiaries on a consolidated basis.

(b)  All present and future property and assets, real and personal, tangible and intangible, of Holdings and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, deposit accounts, owned real estate, leaseholds (to the extent liens on such leaseholds can be obtained using commercially reasonable efforts), fixtures, bank accounts, general intangibles, license rights, patents, trademarks, tradenames, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds, commercial tort claims, letter of credit rights, supporting obligations and cash. In lieu of granting liens on motor vehicles, trailers, and related equipment owned or leased by Holdings, IEL or any of their respective subsidiaries (collectively, “Motor Vehicles”), all assets, liabilities and operations of any such person (other than the Motor Vehicles and certain real estate (to be mutually agreed upon)) may be transferred to other operating subsidiaries of the Borrower reasonably satisfactory to the Lead Arrangers (whether existing or newly-formed, “Opco Subs”). After giving effect to such transfer, each such transferring person will take reasonable and customary measures to ensure its “bankruptcy remoteness”, including the following: (i) continue to be a wholly owned subsidiary of the Company, (ii) have no business other than holding title to the Motor Vehicles and such real estate and leasing such assets to the Opco Subs on an arms-length basis, (iii) hold no assets other than such Motor Vehicles, real property and related leases,

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(iv) maintain itself as a separate and distinct entity, (v) maintain at least one independent board member (or equivalent) whose consent will be required to effect any voluntary bankruptcy, liquidation or equivalent, and (vi) have substantially no creditors other than pursuant to the Facility and as may arise by operation of law. Holdings, all Guarantors (other than the subsidiaries transferring such assets, liabilities, etc. to the Opco Subs) and all Opco Subs will guaranty and indemnify such transferring persons in respect of any liabilities or other obligations transferred to the Opco Subs. Motor Vehicles acquired after the Closing Date will be owned and held in a newly-formed, bankruptcy-remote entity satisfactory to the Lead Arrangers.

(c) All proceeds and products of the property and assets described in clauses (a) and (b) above.

Notwithstanding the foregoing, the Administrative Agent may agree to exclude particular assets from the collateral where it determines that the cost of perfecting a security interest, lien or mortgage is excessive in relation to the benefit afforded to the Lenders thereby.

Intercreditor Agreement:
The lien priority, relative rights and other creditors’ rights issues in respect of the First Lien Facilities and the Second Lien Facility will be set forth in a customary intercreditor agreement (the “Intercreditor Agreement”).

Interest Rates and Letter of Credit Fees:
At the option of the Borrower, Loans may be maintained from time to time as (i) Base Rate Loans which shall bear interest at the Applicable Margin in excess of the Base Rate in effect from time to time or (ii) Eurodollar Loans which shall bear interest at the Applicable Margin in excess of the Eurodollar Rate (adjusted for maximum reserves) as determined by the Administrative Agent for the respective interest period.

“Base Rate” shall mean, as of any time, the higher of (i) 1/2 of 1% in excess of the federal funds rate and (ii) the rate published in the Wall Street Journal as the “prime rate” (or equivalent), in each case as in effect from time to time.

The “Applicable Margin” means at any time for Loans outstanding under the First Lien Facilities (x) for the first two full fiscal quarters after the Closing Date, 2.75% in the case of Loans maintained as Eurodollar Loans and 1.75% in the case of Loans maintained as Base Rate Loans, and (y) thereafter, the applicable percentage determined in accordance with step-ups and step-downs based on the ratio of total debt to EBITDA of the Borrower in amounts and levels to be mutually agreed upon.

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In addition to customary fronting and issuing fees to be mutually agreed upon, a fee (the “Letter of Credit Fee”) equal to 2.25% will accrue on the stated amount of each Letter of Credit.

During the continuance of any payment or bankruptcy event of default under the First Lien Loan Documentation, the Applicable Margin on all obligations owing under the First Lien Loan Documentation and the Letter of Credit Fee shall increase by 2% per annum.

Interest periods of 1, 2, 3 and 6, and, if available to all First Lien Lenders, 9 and 12 months shall be available in the case of Eurodollar Loans.

Interest in respect of Base Rate Loans and the Letter of Credit Fee with respect to Letters of Credit shall be payable quarterly in arrears on the last business day of each fiscal quarter. Interest in respect of Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest and Letter of Credit Fees, as the case may be, will also be payable at the time of repayment of any Loans, drawing under a Letter of Credit and at maturity, as applicable. All interest, commitment fee and other fee calculations shall be based on a 360-day year (or 365 or 366 days, as the case may be, in the case of Base Rate Loans).

Other Fees:	The Lead Arrangers and the Administrative Agent shall receive such fees as have been separately agreed upon with Mr. Moyes.

Unused Commitment Fees:
Commencing on the Closing Date, a non-refundable fee (the “Commitment Fee”) in the amount of 0.50% per annum will accrue on the daily average unused portion of the Revolving Credit Facility commitments (whether or not then available), payable quarterly in arrears and on the final maturity of the Revolving Credit Facility (whether by stated maturity or otherwise).

Voluntary Commitment Reductions:	Voluntary reductions to the unutilized portion of the First Lien Facilities, including the Revolving Credit Facility, may be made from time to time by the Borrower without premium or penalty.

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Voluntary Prepayment:
The Borrower may, upon at least one business day’s notice in the case of Base Rate Loans and three business days’ notice in the case of Eurodollar Loans, prepay, in full or in part, the First Lien Facilities without premium or penalty; provided, that each partial prepayment shall be in an amount of $5,000,000 or an integral multiple of $1,000,000 in excess thereof; provided further that any such prepayment of Eurodollar Loans shall be made together with reimbursement for any funding losses of the First Lien Lenders resulting therefrom.

Mandatory Prepayment and Commitment Reduction:
The First Lien Facilities will be subject to the following mandatory prepayments: (i) 75% of excess cash flow (to be defined in a manner satisfactory to the Borrower and the Lead Arrangers, and subject to mutually agreed step-downs and exclusions), (ii) 100% of proceeds from permitted asset sales (or insurance proceeds) in each fiscal year (subject to reinvestment baskets to be determined and excluding sales in the ordinary course of business and other agreed baskets), (iii) 100% of proceeds from the sale or issuance of debt securities (subject to certain exceptions including ordinary course borrowings under any of the Facilities) and (iv) until repayment in full of the Term Loan Facility and the Second Lien Facility, 75% of proceeds from the sale or issuance of equity securities (subject to certain agreed exceptions, including the exercise of employee stock options and intercompany transactions). In each case above, such amounts shall be applied first to the next eight installments or amortization payments due under the First Lien Facilities, and thereafter in inverse order of the remaining amortization payments of the Term Loans, then to the Second Lien Facility and then to the repayment of outstanding principal amounts under the Revolving Facility (but without a reduction in the Revolving Facility Commitment Amount). Notwithstanding the foregoing, in the case of (i) above and with respect to Eurodollar Loans, unless a mandatory prepayment date in respect of excess cash flow occurs on an interest payment date for Eurodollar Loans, the Borrower shall be permitted to delay such mandatory prepayment until the next such succeeding interest payment date.

Documentation:
The commitments will be subject to the negotiation, execution and delivery of definitive financing agreements and ancillary instruments and documents (the “First Lien Loan Documentation”), which documentation will be consistent with the terms of the Commitment Documents and in customary form for similar secured financings, in each case prepared by counsel to the Lead Arrangers and reasonably acceptable to Holdings and the Borrower. The First Lien Loan Documentation shall not contain (i) any material conditions precedent other than the conditions precedent set forth in the Commitment letter or in Exhibit C to the Commitment Letter or (ii) any material representation, warranty, affirmative or negative covenant, or event of default not set forth in the Commitment Letter or the Exhibits thereto.

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Conditions Precedent to Initial Extension of Credit:	No conditions other than those set forth in Exhibit C.

Conditions Precedent to Each Extension of Credit other than Initial Extension of Credit:

There shall exist no default under any of the First Lien Loan Documentation, and the representations and warranties of the Borrower and each of the Guarantors therein shall be true and correct in all material respects immediately prior to, and after giving effect to, such extension of credit (it being understood and agreed that the only conditions precedent to the availability of the Facilities on the Closing Date shall be those set forth on Exhibit C).

Representations and Warranties:
Those customarily found in credit agreements for similar secured financings, including, without limitation, (i) for the purpose of the initial extension of credit, the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) since September 30, 2006 and (ii) for the purpose of each extension of credit subsequent to the initial extension of credit, the absence of a material adverse change in the business, financial condition, operations, performance or properties of each of the Company and IEL and their respective subsidiaries, taken as a whole.

Covenants:
Those affirmative, negative and financial covenants (applicable to the Borrower and the Borrower’s subsidiaries) customarily found in credit agreements for similar secured financings (with usual and customary baskets, exceptions and qualifications as may be mutually agreed upon in the First Lien Loan Documentation), including, without limitation:

(a) Affirmative Covenants:

1. compliance with laws and regulations (including, without limitation, ERISA and environmental laws);
2. payment of taxes and other obligations;
3. maintenance of appropriate and adequate insurance;
4. preservation of corporate existence, rights (charter and statutory), franchises, permits, licenses and approvals;
5. visitation and inspection rights;
6. keeping of proper books in accordance with generally accepted accounting principles;
7. maintenance of properties;
8. performance of leases, related documents and other material agreements;

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9. use of proceeds;
10. further assurances as to perfection and priority of security interests;
11. customary financial and other reporting requirements; and
12. maintaining ratings with S&P and Moody’s.

(b) Negative Covenants - Restrictions on:

1. liens (other than liens securing the First Lien Facilities and the Second Lien Facility);

2.    debt (with exceptions for the Second Lien Facility), guaranties or other contingent obligations (including, without limitation, the subordination of all intercompany indebtedness on terms satisfactory to the First Lien Lenders);

3. mergers and consolidations;
4. sales, transfers and other dispositions of assets (other than sales and trade-ins in the ordinary course of business);
5. loans, acquisitions, joint ventures and other investments;

6.    dividends and other distributions to stockholders (subject to required distributions (i) in an amount equal to (x) the net amount of federal and state cash income taxes the Company’s consolidated group would have paid at statutory rates as a C-corporation, less (y) any such taxes actually paid by the Company or any member of its consolidated group in states that do not recognize S-corporations, but only in the event that Holdings and the Company are structured as S-corporations and without regard to any “gross-up” or similar amounts in respect of taxes, if any, on such required distribution, (ii) in an amount equal to the actual cash amount of interest due and payable under the Shareholder Loan, without regard to any “gross-up” or similar amounts in respect of taxes, if any, on any such required distribution; provided that the proceeds of such distribution shall be immediately applied to the payment of such interest, and (iii) in an amount equal to the actual cash amount of principal due and payable under the Shareholder Loan, if any, without regard to any “gross-up” or similar amounts in respect of taxes, if any, on any such required distribution; provided, that no such distributions shall be made pursuant to this clause (iii) until the outstanding principal amount under the Second Lien Facility has been reduced to an amount not in excess of the principal amount outstanding under the Shareholder Loan, and then only to the extent the distribution is immediately applied by the Shareholders to reduce the Shareholder Loan and then, immediately thereafter, the proceeds are used by the Borrower to reduce the outstanding principal under the Second Lien Facility);

7. repurchasing shares of capital stock;
8. prepaying, redeeming or repurchasing debt;

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9. capital expenditures;
10. transactions with affiliates;
11. granting negative pledges other than to the First Lien Lenders and under the Second Lien Facility;
12. changing the nature of its business;
13. amending organizational documents, or amending or otherwise modifying any material debt or any related document; and
14. changing accounting policies or reporting practices.

The Company will not be permitted to engage in any activities other than owning the capital stock of Swift Arizona and certain other entities to be mutually agreed upon, declaring and paying the dividends contemplated above, guaranteeing the Facilities, consummating the Transaction and such other activities as may be reasonably incidental to the foregoing.

(c) Financial Covenants - Maintenance of:

1. a maximum ratio of total debt to EBITDA; and

2. a minimum ratio of EBITDA to interest expense.

The foregoing financial covenants shall not take effect until immediately following the Closing Date, and shall be the only material financial covenants, and the terms and ratios shall be defined in a manner satisfactory to the Borrower and the Lead Arrangers. Each financial covenant will be calculated on a consolidated basis for the period of four consecutive fiscal quarters preceding the applicable measurement date for such financial covenant (which period will include fiscal quarters preceding the Closing Date with respect to calculations made prior to the first anniversary of such date); provided, however, that (i) EBITDA will be determined on a “last twelve month” basis (including months ended prior to the Closing Date for calculations prior to the first anniversary of such date), and (ii) the calculation of interest expense in such measurements and covenants will be determined on an annualized basis).

Events of Default:
Those customarily found in credit agreements for similar secured financings (including customary and reasonable grace periods, notice periods, monetary thresholds and other qualifications to be mutually agreed upon), including, without limitation:

1. failure to pay principal when due, or to pay interest or other amounts within three business days after the same becomes due, under the First Lien Loan Documentation;

2. any representation or warranty proving to have been materially incorrect when made or confirmed;

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3. failure to perform or observe covenants set forth in the First Lien Loan Documentation within a specified period of time, where customary and appropriate, after notice or knowledge of such failure;

4. cross-defaults to other indebtedness in an amount to be agreed in the First Lien Loan Documentation;

5. bankruptcy and insolvency defaults (with a grace period for involuntary proceedings);

6. monetary judgment defaults in an amount to be agreed in the First Lien Loan Documentation and nonmonetary judgment defaults that are reasonably likely to cause a Material Adverse Change;

7. impairment of First Lien Loan Documentation or security;

8. change of ownership or operating control; and

9. standard ERISA defaults.

Interest Rate Protection:
The Borrower shall obtain interest rate protection in form and with parties acceptable to the First Lien Lenders for a notional amount to be agreed in the final First Lien Loan Documentation and for a period of three years.

Expenses:
The Borrower shall pay all of the Administrative Agent’s and the Lead Arrangers’ reasonable due diligence, syndication (including printing, distribution and bank meetings), transportation, computer, duplication, appraisal, audit, consultant, search, filing and recording fees and all other reasonable out-of-pocket expenses incurred by the Administrative Agent or the Lead Arrangers (including the reasonable fees and expenses of one counsel for the Lead Arrangers and one local counsel in each relevant jurisdiction), whether or not any of the transactions contemplated hereby are consummated, as well as all expenses of the Administrative Agent in connection with the administration of the First Lien Loan Documentation (including, without limitation, fees and expenses incurred in connection with the preparation of the First Lien Loan Documentation (and waivers or amendments thereto) or the “work-out” or restructuring of the obligations). The Borrower shall also pay the expenses of the Administrative Agent, the Lead Arrangers and the First Lien Lenders in connection with the enforcement of any of the First Lien Loan Documentation.

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Indemnity:
The First Lien Loan Documentation will contain customary indemnity provisions pursuant to which the Borrower will indemnify and hold harmless the Administrative Agent, the Lead Arrangers, each First Lien Lender and each of their affiliates and their officers, directors, employees, agents and advisors from claims and losses relating to the Transaction or the First Lien Facilities, and will include a customary carve-out in respect of negligence, bad faith and willful misconduct of any such indemnified person.

Required Lenders:	First Lien Lenders holding loans and commitments representing more than 50% of the aggregate amount of loans and commitments under the First Lien Facilities

Waivers & Amendments:
Amendments and waivers of the provisions of the First Lien Loan Documentation will require the approval of the Borrower and the Required Lenders, except that the consent of all affected First Lien Lenders will be required with respect to certain customary issues, including but not limited to (i) increases in commitment amounts, (ii) reductions of principal, interest, or fees, (iii) extensions of stated final maturity dates, and (iv) releases of all or substantially all of the collateral or any material guarantee.

Assignments and Participations:
Assignments may be non-pro rata and must be to Eligible Assignees (to be defined) and, in each case other than an assignment to a First Lien Lender or an assignment of the entirety of a First Lien Lender’s interest in the First Lien Facilities, in a minimum amount of $1,000,000. Each First Lien Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign (i) as security all or part of its rights under the First Lien Loan Documentation to any Federal Reserve Bank and (ii) all or part of its rights or obligations under the First Lien Loan Documentation to any of its affiliates. No participation shall include voting rights, other than for reductions or postponements of amounts payable or releases of all or substantially all of the collateral.

Taxes:
All payments are to be free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income taxes in the jurisdiction of the First Lien Lender’s applicable lending office). The Borrower will indemnify the First Lien Lenders and the Administrative Agent for such taxes paid by the First Lien Lenders or the Administrative Agent.

Miscellaneous:
Standard yield protection (including compliance with risk-based capital guidelines, increased costs, payments free and clear of withholding taxes and interest period breakage indemnities), eurodollar illegality and similar provisions, defaulting First Lien Lender and replacement lender provisions, waiver of jury trial, and submission to jurisdiction provisions.

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Governing Law:	New York.

Counsel for the Lead Arrangers:	Mayer, Brown, Rowe & Maw LLP.

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EXHIBIT B

SUMMARY OF CERTAIN TERMS AND CONDITIONS
FOR THE SECOND LIEN FACILITY*

I. The Parties

Borrower:	Same as the First Lien Facilities.

Joint Lead Arrangers and Joint Bookrunners:	Morgan Stanley, Wachovia Securities and JP Morgan Securities (the “Lead Arrangers”)

Co-Syndication Agents:	Morgan Stanley, Wachovia Securities and JP Morgan Securities.

Documentation Agent:	Morgan Stanley.

Administrative Agent:	Morgan Stanley.

Lenders:
Morgan Stanley, Wachovia Bank, JPMorgan Chase Bank and a syndicate of financial institutions and institutional lenders arranged by the Lead Arrangers in consultation with the Borrower (the “Second Lien Lenders”).

Guarantors:	Same as the First Lien Facilities.

II. Description of Second Lien Facility

General Description of Second Lien Facility:
A maximum amount of $835,000,000 in senior, second-priority secured financing to be provided to the Borrower pursuant to a term loan facility (the “Second Lien Facility”). Loans made under the Second Lien Facility are herein collectively referred to as “Second Lien Loans”. Exhibit A sets forth, among other things, a summary of certain terms and conditions of a senior, first-priority secured financing facility to be provided to the Borrower (the “First Lien Facilities”).

Maturity and Amortization:
The final maturity of the Second Lien Facility shall be the eighth anniversary of the Closing Date (as defined below) (“Second Lien Maturity Date”). The Second Lien Loans shall not amortize and shall be repaid in full on the Second Lien Maturity Date.

_____________
*         Capitalized terms sued herein and not defined herein shall have the meanings provided in the commitment letter (the “Commitment Letter”), to which this summary is attached, and Exhibits A and B thereto. This Term Sheet is intended as an outline only and, except as otherwise specifically set forth herein, does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in the definitive documentation for the Facilities.

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Use of Proceeds:
Proceeds of the Second Lien Loans, together with proceeds of term loans under the First Lien Facilities, shall be used solely to finance, in part, the Transaction, including the Acquisition. Up to $560,000,000 of the proceeds borrowed under the Second Lien Facility and/or the term loan facility under the First Lien Facilities may be used by the Borrower for purposes of making a loan (the “Shareholder Loan”) to the Purchasers, the proceeds of which will be used by the Purchasers for purposes of refinancing certain debt of the Purchasers. The Shareholder Loan (together with the Facilities) will be secured by all capital stock of Holdings held by the Purchasers and will be recourse to such capital stock and Jerry Moyes, but otherwise shall not be recourse to the other Purchasers.

Availability:	Second Lien Loans may only be borrowed on the Closing Date. No amount of Second Lien Loans once repaid may be reborrowed.

III. General Terms Applicable to the Second Lien Facility

Closing Date:	The date of the initial credit extension under the Second Lien Facility, which date shall occur on or before the date that is 120 days after the date of this letter.

Security:
Subject to the Intercreditor Agreement, the Second Lien Facility and the guarantees in respect thereof will be secured on a second-priority basis (subordinate only to the First Lien Facilities and any permitted additions thereto or refinancings thereof) by substantially all of the assets that secure the First Lien Facilities.

Intercreditor Agreement:
The lien priority, relative rights and other creditors’ rights issues in respect of the First Lien Facilities and the Second Lien Facility will be set forth in a customary intercreditor agreement (the “Intercreditor Agreement”).

Interest Rates:
At the option of the Borrower, Second Lien Loans may be maintained from time to time as (i) Base Rate Loans which shall bear interest at the Applicable Margin in excess of the Base Rate in effect from time to time or (ii) Eurodollar Loans which shall bear interest at the Applicable Margin in excess of the Eurodollar Rate (adjusted for maximum reserves) as determined by the Administrative Agent for the respective interest period.

“Base Rate” shall mean, as of any time, the higher of (i) 1/2 of 1% in excess of the federal funds rate and (ii) the rate published in the Wall Street Journal as the “prime rate” (or equivalent), in each case as in effect from time to time.

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The “Applicable Margin” means at any time 6.25% in the case of Second Lien Loans maintained as Eurodollar Loans and 5.25% in the case of Second Lien Loans maintained as Base Rate Loans.

During the continuance of any payment or bankruptcy event of default under the Second Lien Loan Documentation, the Applicable Margin on all obligations owing under the Second Lien Loan Documentation shall increase by 2% per annum.

Interest periods of 1, 2, 3 and 6, and, if available to all Second Lien Lenders, 9 and 12 months shall be available in the case of Eurodollar Loans.

Interest in respect of Base Rate Loans shall be payable quarterly in arrears on the last business day of each fiscal quarter. Interest in respect of Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest will also be payable at the time of repayment of any Second Lien Loans, and at maturity. All interest and other fee calculations shall be based on a 360-day year (or 365 or 366 days, as the case may be, in the case of Base Rate Loans).

Arranger and Administrative Agent Fees:	The Lead Arrangers and the Administrative Agent shall receive such fees as have been separately agreed upon with Mr. Moyes.

Voluntary Prepayment:
Following repayment of all term loans outstanding under the First Lien Facilities, the Borrower may, upon at least one business day’s notice in the case of Base Rate Loans and three business days’ notice in the case of Eurodollar Loans, prepay, in full or in part, the Second Lien Facility without premium or penalty other than the payment of the Call Premium (as defined below); provided, that each partial prepayment shall be in an amount of $5,000,000 or an integral multiple of $1,000,000 in excess thereof; provided further that any such prepayment of Eurodollar Loans shall be made together with reimbursement for any funding losses of the Second Lien Lenders resulting therefrom.

Prepayment Premiums:
Prepayments of the Second Lien Facility (other than mandatory prepayments from excess cash flow) will be subject to the following prepayment premiums (expressed as a percentage of the outstanding principal amount of the Second Lien Facility that is set forth opposite the relevant period from the Closing Date indicated below (the “Call Premium”)):

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Period	Percentages

Year 0-1	2%
Year 1-2	1%
Thereafter	No premium

Mandatory Prepayments:
Following repayment of all term loans outstanding under the First Lien Facilities, the Second Lien Loans will be repaid with the proceeds of the same mandatory prepayments that would otherwise be used to repay the First Lien Facilities.

Documentation:
The commitments will be subject to the negotiation, execution and delivery of definitive financing agreements and ancillary instruments and documents (the “Second Lien Loan Documentation”), which documentation will be consistent with the terms of the Commitment Documents and in customary form for similar secured financings, in each case prepared by counsel to the Lead Arrangers and reasonably acceptable to Holdings and the Borrower. The Second Lien Loan Documentation shall not contain (i) any material conditions precedent other than the conditions set forth in the Commitment Letter or in Exhibit C to the Commitment Letter or (ii) any material representation, warranty, affirmative or negative covenant, or event of default not set forth in the Commitment Letter or the Exhibits thereto.

Conditions Precedent to Borrowing:	No conditions other than those set forth in Exhibit C.

Representations and Warranties:
Same as the First Lien Facilities (it being understood and agreed that, except for the conditions precedent described in Exhibit C, the only representations and warranties that shall be a condition to the availability of the Facilities on the Closing Date shall be the Specified Representations).

Covenants:
Those affirmative, negative and financial covenants (applicable to the Borrower and the Borrower's subsidiaries) customarily found in credit agreements for similar secured financings (with usual and customary baskets, exceptions and qualifications as may be mutually agreed upon in Second Lien Loan Documentation), including, without limitation:

(a) Affirmative Covenants:

1. compliance with laws and regulations (including, without limitation, ERISA and environmental laws);
2. payment of taxes and other obligations;
3. maintenance of appropriate and adequate insurance;
4. preservation of corporate existence, rights (charter and statutory), franchises, permits, licenses and approvals;
5. visitation and inspection rights;

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6. keeping of proper books in accordance with generally accepted accounting principles;
7. maintenance of properties;
8. performance of leases, related documents and other material agreements;
9. use of proceeds;
10. further assurances as to perfection and priority of security interests;
11. customary financial and other reporting requirements; and
12. maintaining ratings with S&P and Moody’s.

(b) Negative Covenants - Restrictions on:

1. liens (other than liens securing the First Lien Facilities and the Second Lien Facility);

2.    debt (with exceptions for the First Lien Facilities), guaranties or other contingent obligations (including, without limitation, the subordination of all intercompany indebtedness on terms satisfactory to the Second Lien Lenders);

3. mergers and consolidations;
4. sales, transfers and other dispositions of assets (other than sales and trade-ins in the ordinary course of business);
5. loans, acquisitions, joint ventures and other investments;

6.    dividends and other distributions to stockholders (subject to required distributions (i) in an amount equal to (x) the net amount of federal and state cash income taxes the Company’s consolidated group would have paid at statutory rates as a C-corporation, less (y) any such taxes actually paid by the Company or any member of its consolidated group in states that do not recognize S-corporations, but only in the event that Holdings and the Company are structured as S-corporations and without regard to any “gross-up” or similar amounts in respect of taxes, if any, on such required distribution, (ii) in an amount equal to the actual cash amount of interest due and payable under the Shareholder Loan, without regard to any “gross-up” or similar amounts in respect of taxes, if any, on such required distributions; provided that the proceeds of such distribution shall be immediately applied to the payment of such interest, and (iii) in an amount equal to the actual cash amount of principal due and payable under the Shareholder Loan, if any, without regard to any “gross-up” or similar amounts in respect of taxes, if any, on such required distribution; provided, that no such distributions shall be made pursuant to this clause (iii) until the outstanding principal amount under the Second Lien Facility has been reduced to an amount not in excess of the principal amount outstanding under the Shareholder Loan, and then only to the extent the distribution is immediately applied by the Shareholders to reduce the Shareholder Loan and then, immediately thereafter, the proceeds are used by the Borrower to reduce the outstanding principal under the Second Lien Facility);

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7. repurchasing shares of capital stock;
8. prepaying, redeeming or repurchasing debt;
9. capital expenditures;
10. transactions with affiliates;
11. granting negative pledges other than to the Second Lien Lenders and under the First Lien Facilities;
12. changing the nature of its business;
13. amending organizational documents, or amending or otherwise modifying any material debt or any related document; and
14. changing accounting policies or reporting practices.

The Company will not be permitted to engage in any activities other than owning the capital stock of Swift Arizona and certain other entities to be mutually agreed upon, declaring and paying the dividends contemplated above, guaranteeing the Facilities, consummating the Transaction and such other activities as may be reasonably incidental to the foregoing.

(c) Financial Covenants - Maintenance of:

1. a maximum ratio of total debt to EBITDA; and

2. a minimum ratio of EBITDA to interest expense.

The foregoing financial covenants shall track the financial covenants in the First Lien Facilities, but in each case shall provide for an additional ten percent (10%) cushion. The foregoing financial covenants shall not take effect until immediately following the Closing Date, and shall be the only material financial covenants, and the terms and ratios shall be defined in a manner satisfactory to the Borrower and the Lead Arrangers. Each financial covenant will be calculated on a consolidated basis for the period of four consecutive fiscal quarters preceding the applicable measurement date for such financial covenant (which period will include fiscal quarters preceding the Closing Date with respect to calculations made prior to the first anniversary of such date); provided, that (i) EBITDA will be determined on a “last twelve month” basis (including months ended prior to the Closing Date for calculations prior to the first anniversary of such date), and (ii) the calculation of interest expense in such measurements and covenants will be determined on an annualized basis).

Events of Default:
Those customarily found in credit agreements for similar secured financings (including customary and reasonable grace periods, notice periods, monetary thresholds and other qualifications to be mutually agreed upon), including, without limitation:

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1. failure to pay principal when due, or to pay interest or other amounts within three business days after the same becomes due, under the Second Lien Loan Documentation;

2. any representation or warranty proving to have been materially incorrect when made or confirmed;

3.    failure to perform or observe covenants set forth in the Second Lien Loan Documentation within a specified period of time, where customary and appropriate, after notice or knowledge of such failure;

4.    cross-defaults to other indebtedness in an amount to be agreed in the Second Lien Loan Documentation (provided that cross default to the First Lien Facilities shall require the passage of 45 days without the cure or waiver of the relevant default);

5. bankruptcy and insolvency defaults (with a grace period for involuntary proceedings);

6. monetary judgment defaults in an amount to be agreed in the Second Lien Loan Documentation and nonmonetary judgment defaults that are reasonably likely to cause a Material Adverse Change;

7. impairment of Second Lien Loan Documentation or security;

8. change of ownership or operating control; and

9. standard ERISA defaults.

Interest Rate Protection:	Same as the First Lien Facilities.

Expenses:
The Borrower shall pay all of the Administrative Agent’s and the Lead Arrangers’ reasonable due diligence, syndication (including printing, distribution and bank meetings), transportation, computer, duplication, appraisal, audit, insurance, consultant, search, filing and recording fees and all other reasonable out-of-pocket expenses incurred by the Administrative Agent or the Lead Arrangers (including the fees and expenses of one counsel for the Lead Arrangers and one local counsel in each relevant jurisdiction), whether or not any of the transactions contemplated hereby are consummated, as well as all expenses of the Administrative Agent in connection with the administration of the Second Lien Loan Documentation (including, without limitation, fees and expenses incurred in connection with the preparation of the Second Lien Loan Documentation (and waivers or amendments thereto) or the “work-out” or restructuring of the obligations). The Borrower shall also pay the expenses of the Administrative Agent, the Lead Arrangers and the Second Lien Lenders in connection with the enforcement of any of the Second Lien Loan Documentation.

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Indemnity:
The Second Lien Loan Documentation will contain customary indemnity provisions pursuant to which the Borrower will indemnify and hold harmless the Administrative Agent, the Lead Arrangers, each Second Lien Lender and each of their affiliates and their officers, directors, employees, agents and advisors from claims and losses relating to the Transaction or the Second Lien Facility, and will include a customary carve-out for negligence, bad faith and willful misconduct of any such indemnified person.

Required Lenders:	Second Lien Lenders holding loans and commitments representing more than 50% of the aggregate amount of loans under the Second Lien Facility.

Waivers &Amendments:
Amendments and waivers of the provisions of the Second Lien Documentation will require the approval of the Borrower and the Required Lenders, except that the consent of all affected Second Lien Lenders will be required with respect to certain customary issues, including but not limited to (i) increases in commitment amounts, (ii) reductions of principal, interest, or fees, (iii) extensions of stated final maturity dates, and (iv) releases of all or substantially all of the collateral or any material guarantee.

Assignments and Participations:
Assignments may be non-pro rata and must be to Eligible Assignees (to be defined) and, in each case other than an assignment to a Second Lien Lender or an assignment of the entirety of a Second Lien Lender’s interest in the First Lien Facilities, in a minimum amount of $1,000,000. Each Second Lien Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign (i) as security all or part of its rights under the First Lien Loan Documentation to any Federal Reserve Bank and (ii) all or part of its rights or obligations under the Second Lien Loan Documentation to any of its affiliates. No participation shall include voting rights, other than for reductions or postponements of amounts payable or releases of all or substantially all of the collateral.

Taxes:
All payments are to be free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income taxes in the jurisdiction of the Second Lien Lender’s applicable lending office). The Borrower will indemnify the Second Lien Lenders and the Administrative Agent for such taxes paid by the Second Lien Lenders or the Administrative Agent.

Mayer, Brown, Rowe & Maw LLP

Miscellaneous:
Standard yield protection (including compliance with risk-based capital guidelines, increased costs, payments free and clear of withholding taxes and interest period breakage indemnities), eurodollar illegality and similar provisions, defaulting Second Lien Lender and replacement lender provisions, waiver of jury trial, and submission to jurisdiction provisions.

Governing Law:	New York.

Counsel for the Lead Arrangers:	Mayer, Brown, Rowe & Maw LLP.

Mayer, Brown, Rowe & Maw LLP

EXHIBIT C

CONDITIONS PRECEDENT TO CLOSING

Except as otherwise set forth below or in the Commitment Letter, the initial credit extensions under each of the Facilities shall be subject to the satisfaction of each of the following conditions precedent:

1.
The Merger shall be consummated pursuant to the Merger Agreement concurrently with the funding of the Facilities. The Merger Agreement shall not be (and shall not have been) amended or modified, nor shall any conditions precedent set forth therein be (nor shall they have been) amended or waived (in whole or in part), in any manner that is adverse to the Lenders in any material respect (in the reasonable judgment of the Lead Arrangers) without the consent of the Lead Arrangers).

2.
With respect to the First Lien Facilities, customary First Lien Loan Documentation, including a credit agreement incorporating substantially the terms and conditions outlined in Exhibit A in form and substance reasonably satisfactory to the Lead Arrangers, shall have been executed and delivered (it being understood that as of the date of the Commitment Letter the terms and conditions of the First Lien Loan Documentation contained in such Exhibits are satisfactory), together with customary closing documentation, and no default shall exist under the First Lien Loan Documentation.

3.
With respect to the Second Lien Facility, customary Second Lien Loan Documentation, including a credit agreement incorporating substantially the terms and conditions outlined in Exhibit B in form and substance reasonably satisfactory to the Lead Arrangers shall have been executed and delivered (it being understood that as of the date of the Commitment Letter the terms and conditions of the Second Lien Loan Documentation contained in such Exhibits are satisfactory), together with customary closing documentation, and no default shall exist under the Second Lien Loan Documentation.

4.	The Rollover Equity Investment shall have been made or shall be made concurrently with the funding of the Facilities.

5.
The Borrower shall have delivered a certificate in form and substance reasonably satisfactory to the Lenders, attesting to the solvency of the Borrower and the Guarantors, taken as a whole, immediately before and immediately after giving effect to the Merger, from the chief financial officer of the Borrower.

6.
The Lenders shall have received all customary closing certificates, documents and instruments, including (i) satisfactory customary opinions of counsel and (ii) such customary corporate resolutions, certificates and other documents as the Lenders shall reasonably request.

7.
All costs, fees and expenses of the Lead Arrangers and the Lenders (including the fees and expenses of one counsel for the Lead Arrangers and one local counsel in each relevant jurisdiction) and the fees due to the Lead Arrangers under the Fee Letter shall have been paid on the Closing Date out of proceeds from the Term Loan Facility and/or the Second Lien Facility (except to the extent that the Lead Arrangers agree and the Borrower directs that such costs, fees and expenses be paid from proceeds drawn under the Revolving Facility on the Closing Date; provided that the Lead Arrangers agree to make amounts available under the Revolving Facility to the extent funds are necessary to pay additional fees (or to cover shortfalls resulting from loans made subject to “original issue discount”), in each case as a result of the exercise of any “market flex” provisions relating to the terms of the Facilities).

8.
Mr. Moyes and Saint Corporation shall have complied in all material respects with the following obligations set forth in the Commitment Letter: (i) not to appoint any other arrangers, book runners, agents or co-agents, or pay any additional fees in connection with the Facilities without the prior written consent of the Lead Arrangers; (ii) to cooperate with the Lead Arrangers in their effort to achieve a successful syndication, including by (x) providing information reasonably requested by the Lead Arrangers, (y) assisting the Lead Arrangers in the preparation of an Information Memorandum and (z) attending and participating in meetings with prospective lenders; (iii) to use commercially reasonable efforts to ensure that the syndication efforts of the Lead Arrangers benefit from the lending relationships of the Company and its subsidiaries; (iv) to meet with the Lead Arrangers, S&P and Moody’s at least 35 days prior to the Closing Date for purposes of obtaining ratings on the Facilities, and to use commercially reasonable efforts to obtain such ratings; (v) except as expressly provided in the Commitment Letter, not to permit any financings (other than the Facilities) for the Borrower, the Company, Swift Arizona, IEL or any of their respective subsidiaries or affiliates which the Lead Arrangers reasonably determine would have an adverse effect on the syndication of the Facilities; (vi) to update or supplement the Information, Projections or other information from time to time as required pursuant to the Commitment Letter; (vii) to indemnify and hold harmless the Indemnified Persons, and not to consent to judgment, settle, compromise, etc. any indemnifiable claim, in each case except to the extent set forth in the Commitment Letter; and (viii) to maintain the confidentiality of the Commitment Documents, as provided in the Commitment Letter.

9.	The Lead Arrangers shall have been afforded a period of at least 20 consecutive days following the launch of the general syndication of the Facilities to syndicate the Facilities.

10.
The Borrower shall have delivered a pro forma consolidated balance sheet and related pro forma consolidated statements of income and cash flows of the Borrower as of and for the twelve-month period ending at the most recent fiscal quarter ending at least 45 days prior to the Closing Date prepared after giving effect to the Transaction (including the Merger but excluding the IEL Equity Contribution) as if the Transaction (including the Merger but excluding the IEL Equity Contribution had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements), in each case which financial statements shall be in a form consistent with the financial statements or forecasts previously provided to the Lead Arrangers by the Company.

11.	The Borrower shall have delivered evidence that the Company’s adjusted EBITDA for the year ended December 31, 2006 shall be no less than $481,900,000.

12.
Except to the extent set forth in the forms, reports and other documents, including financial statements contained therein and any exhibits thereto, filed by the Company with the Securities and Exchange Commission since September 30, 2006 but prior to the date hereof, or otherwise disclosed by the Borrower in writing to the Lead Arrangers prior to the execution of the definitive Loan Documentation, since September 30, 2006, there shall not have been any Company Material Adverse Effect (as defined in the Merger Agreement) or any event, state of facts, circumstance, development, change or effect that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

13.
At least five business days prior to the Closing Date, the Lead Arrangers shall have received all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act.

14.
Notwithstanding anything in the Commitment Letter or Term Sheets or any other agreement or undertaking to the contrary, (i) the Loan Documentation shall provide that the only representations and warranties the accuracy of which shall be a condition to the availability of the Facilities on the Closing Date shall be (A) the Specified Representations (as defined below) and (B) the representations and warranties relating to Holdings and the Company set forth in the Merger Agreement that are material to the Lenders to the extent and only to the extent that such breach gives Holdings the right to terminate its obligations under the Merger Agreement (without giving effect to any waiver, amendment or other modification to such condition or any such representation or warranty contained in the Merger Agreement in a manner adverse to the Lenders in any material respect effected without the consent of the Lead Arrangers), and (ii) the terms of the definitive documentation for the Loan Documentation shall be in a form such that they do not impair availability of the Facilities on the Closing Date if the conditions expressly set forth in this Exhibit C are satisfied (it being understood that, to the extent a perfected security interest in any assets of the Company the security interest in respect of which cannot be perfected by means of the filing of a UCC financing statement or the delivery of certificated securities of the Company or its subsidiaries (exclusive of any securities of IEL or any of its subsidiaries) is not able to be provided on the Closing Date after the Borrower’s use of commercially reasonable efforts to do so, the providing of a perfected security interest in such assets shall not constitute a condition precedent to the availability of the Facilities on the Closing Date but a perfected security interest in such assets shall be required to be provided after the Closing Date pursuant to arrangements to be mutually agreed between the Borrower and the Lead Arrangers). For purposes hereof, “Specified Representations” means those representations and warranties that are customary to be set forth in the definitive credit documentation relating to authorization, organization, corporate power and authority, the enforceability of the definitive documentation as relating to the Facilities (and execution and delivery thereof, and consummation of the financing contemplated thereby, not violating applicable laws, agreements or constitutional documents), the Federal Reserve margin regulations, and the Investment Company Act of 1940, as amended, and (except as aforesaid) the validity, priority and perfection of security interests in the collateral (it being understood that no representation will be a condition to closing or to the availability of the Facilities on the Closing Date if it relates to (x) the validity, perfection or priority of any security interest in any asset that is not an asset of the Company of any of its subsidiaries immediately prior to the Closing Date, (y) the perfection of any security interest in any assets which cannot be perfected by means of the filing of a UCC financing statement (other than the delivery of certificated securities of the Company or any of its subsidiaries (exclusive of any securities of IEL or any of its subsidiaries) immediately after giving effect to the Merger), or (z) the priority of any security interests in any assets, unless such representation contains those exceptions and qualifications for permitted liens which are customarily included in secured acquisition financings for public companies similar to the Company).